

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

John Garilli
Interim Chief Financial Officer
Seritage Growth Properties
500 Fifth Avenue, Suite 1530
New York, NY 10110

> **Re: Seritage Growth Properties**
> **Form 10-K for the year ended December 31, 2023**
> **File No. 001-37420**

Dear John Garilli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction